Exhibit 12.1

	Successor		Predecessor
	Three Months Ended March 27, 2011	Period from May 11, 2010 to December 26, 2010	Period from December 28, 2009 to May 10, 2010	Year Ended December 27, 2009	Year Ended December 28, 2008	Year Ended December 30, 2007	Year Ended December 31, 2006
Net income (loss)	(14,148)	(96,692)	363,624	(514,059)	(2,435,012)	(270,153)	(151,016)
Fixed charges	9,681	24,632	31,373	54,948	113,466	98,545	83,790
Benefit from (provision for) income taxes	(5,097)	(2,101)	(1,640)	(597)	(62,865)	25,144	2,215

Ratio of Earnings to Fixed charges	—	—	12.6	—	—	—	—

Insufficient Earnings	(9,051)	(94,591)		(513,462)	(2,372,147)	(295,297)	(153,231)